Filed by: Baxter International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Baxter International Inc.

Subject Company’s Commission File No.: 001-04448

Employee Communication

As part of the divestiture of Baxter’s remaining stake in Baxalta, Baxter is offering all Baxter stockholders the opportunity to exchange all or a portion of their Baxter shares for Baxalta shares, subject to restrictions contained in the related offering materials.

If you are a Baxter stockholder, you should receive a communication on how to participate in this program directly from the broker who maintains your shares, including the process for completing the transactions and the deadlines for doing so. Note that if you hold your Baxter shares through different brokers, you will receive a separate communication from each broker. Please read this information carefully, as the process and timelines will differ by broker. You are encouraged to speak with your personal financial and/or tax advisor before engaging in any transactions in Baxter stock, including any decision to elect to exchange Baxter shares for Baxalta shares in the exchange offer. Please note that the exchange offer may be oversubscribed, and in that event, the number of Baxter shares you elect to exchange in the exchange offer will be prorated.

The following section contains selected information from the Form S-4 filing to assist with understanding the exchange offer. To read the entire Form S-4, click here.

If you have any questions, please contact DF King, the information agent of the exchange offer, at 1-800-622-1649 or www.dfking.com/bax.

Questions and Answers About the Exchange Offer

A)	Why did Baxter choose an exchange offer as the way to dispose of all or a portion of its remaining interest in Baxalta?

Baxter believes that the exchange offer, also referred to as the “split-off,” is a tax-efficient way to divest all or a portion of its remaining interest in Baxalta. The split-off is expected to qualify as a tax-free transaction to Baxter and its stockholders under Sections 355 and 361 of the Internal Revenue Code of 1986, as amended (the Code). You are urged to read carefully the discussion in “U.S. Federal Income Tax Consequences,” to carefully read question G and the related answer below and to consult your own tax advisor regarding the consequences to you of the exchange offer and the merger.

Baxter and Baxalta also have significantly different competitive strengths and operating strategies. The exchange offer is an efficient means of placing Baxalta common stock with holders of Baxter common stock who wish to directly own an interest in Baxalta

B)	If the merger is consummated, what will happen to the Baxalta common stock I receive in the exchange offer?

If the merger is consummated, each share of Baxalta common stock will be canceled and converted into the right to receive both (i) $18.00 in cash and (ii) 0.1482 of an American Depositary Share of Shire (the Shire ADS, and together with Shire ordinary shares, the Shire Securities). For additional information regarding the merger agreement and other agreements relating to the merger, see “The Transactions—The Proposed Merger—Merger Agreement” and “Business—The Proposed Merger.”

Because the record date for the special meeting of the stockholders of Baxalta to approve the merger has already occurred, you will not be entitled to vote on the merger with Shire with respect to shares of Baxalta common stock you receive in the exchange offer.

C)	How long will the exchange offer be open?

The period during which you are permitted to tender your shares of Baxter common stock in the exchange offer will expire at 11:59 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be May 18, 2016), unless the exchange offer is extended or terminated. Baxter may extend the exchange offer in the circumstances described in “The Exchange Offer—Extension; Amendment.”

D)	Will holders of Baxter stock options, restricted stock units (RSUs) or performance share units (PSUs) have the opportunity to exchange their Baxter stock options, RSUs or PSUs in the exchange offer?

Neither holders of unvested stock options nor holders of unvested RSUs or PSUs can tender the shares underlying such awards in the exchange offer. However, holders of vested and unexercised Baxter stock options can exercise their vested stock options in accordance with the terms of the plans and agreements under which the options were issued and tender the shares of Baxter common stock received upon exercise in the exchange offer. An exercise of a Baxter stock option cannot be revoked for any reason, including if the exchange offer is terminated for any reason or if shares of Baxter common stock received upon exercise are tendered and not accepted for exchange in the exchange offer. Additionally, if you hold shares of Baxter common stock as a result of the vesting and settlement of RSUs or PSUs, these shares can be tendered in the exchange offer.

If you are a holder of vested and unexercised Baxter stock options and wish to exercise such stock options and tender shares of Baxter common stock received upon exercise in the exchange offer, you should be certain to initiate such exercise such that the shares of Baxter common stock are received in your account in enough time to tender the shares in accordance with the instructions for tendering available from your broker. You should contact your stock broker for additional information.

There are tax consequences associated with the exercise of a stock option and individual tax circumstances may vary. You are urged to consult the prospectus provided to you in connection with your participation in the Baxter International Inc. 2007, 2011 and 2015 Incentive Plans and to consult your own tax advisor regarding the consequences to you of exercising your stock options. You are also urged to read carefully the discussion in “U.S. Federal Income Tax Consequences” and to consult your own tax advisor regarding the consequences to you of the exchange offer and the merger.

E)	What do I do if I want to retain all of my Baxter common stock?

If you want to retain your Baxter common stock, you do not need to take any action in connection with the exchange offer.

F)	How soon will I receive my Baxalta common stock once I have tendered my Baxter common stock?

Assuming the shares of Baxter common stock tendered in the exchange offer have been accepted for exchange, the exchange agent will cause shares of Baxalta common stock to be credited to you in book-entry form promptly after the expiration of the exchange offer (currently expected to be May 18, 2016). See “The Exchange Offer—Delivery of Baxalta Common Stock; Book-Entry Accounts.”

G)	Will I be taxed on the shares of Baxalta common stock that I receive in the exchange offer?

If the merger is consummated, U.S. holders of Baxter common stock who participate in the exchange offer and continue to hold Baxalta common stock at the closing of the merger will recognize gain or loss for U.S. federal income tax purposes upon the receipt of cash and Shire Securities pursuant to the merger. Baxter intends to take the position that the merger does not alter the tax treatment of the exchange offer, as described in the immediately following paragraph, to Baxter or U.S. holders of Baxter common stock who participate in the exchange offer; however, there can be no assurances in this regard. For a description of the potential effect of the merger on the tax treatment of the Baxter Transactions, including this exchange offer, refer to the section of this prospectus entitled “Risk Factors—Risks Related to the Proposed Merger with Shire—The merger could result in significant liability to Baxalta and Shire if it causes the Baxter Transactions to be taxable.”

Baxter received a ruling from the IRS and a tax opinion from KPMG LLP (KPMG), neither of which contemplated the merger, that collectively provided that the distribution on July 1, 2015 qualified as a tax-free transaction under Sections 355, 361 and 368(a)(1)(D) of the Code. Such ruling and tax opinion also collectively provided for a tax-free exchange of shares of Baxter common stock for shares of Baxalta common stock within 18 months of the distribution. As a result, Baxter believes that it will not recognize gain or loss for U.S. federal income tax purposes in the exchange offer and holders of Baxter common stock who participate in the exchange offer will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Baxalta common stock in the exchange offer. A U.S. holder of Baxter stock generally will recognize capital gain or loss with respect to cash received in lieu of fractional shares of Baxalta common stock.

Although the IRS private letter ruling is generally binding on the IRS, the continuing validity of such ruling is subject to the completeness of facts and accuracy of factual representations and assumptions made in the ruling. The opinion of KPMG is based upon various factual representations and assumptions, as well as certain undertakings made by Baxter and Baxalta. If any of the factual representations or assumptions in the IRS private letter ruling or tax opinion are untrue or incomplete in any material respect, an undertaking is not complied with, or the facts upon which the IRS private letter ruling or tax opinion are based are materially different from the actual facts relating to the exchange offer, the IRS private letter ruling or tax opinion may not be valid and Baxter and its stockholders could be subject to significant tax liabilities. Moreover, opinions of a tax advisor are not binding on the IRS. As a result, the conclusions expressed in the opinion of a tax advisor could be successfully challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you of the exchange offer could be materially less favorable.

Please see “Risk Factors—Risks Related to the Exchange Offer—The exchange offer could result in significant tax liability” and “U.S. Federal Income Tax Consequences” for more information regarding the IRS private letter ruling, the tax opinion and the potential tax consequences of the exchange offer. Holders of Baxter common stock should consult their tax advisor as to the particular tax consequences of the exchange offer and the merger.